UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No.       ) *

                         BOATRACS, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                          096662 10 1
                         (CUSIP Number)

                        Scott Wolfe, Esq.
                        Latham & Watkins
                    701 B Street, Suite 2100
              San Diego, CA 92101  (619) 236-1234
(Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications)

                       October 15, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP  No. 096662 10 1                             Page  2  of 6


1.   Name of Reporting Person - Jon Gilbert
     S.S.  or I.R.S. Identification No. of Above Person

2.   Check   the  Appropriate  Box  if  a  Member  of  a Group *
     (a)  N/A                              (b) N/A

3.   SEC Use Only

4.   Source of Funds *
     PF SC 00

5.   Check  Box  if Disclosure of Legal Proceedings  is  Required
     Pursuant to Items 2(d) or 2(E)
     N/A

6.   Citizenship or Place of Organization
     U.S.

              NUMBER OF SHARES BENEFICIALLY OWNED
                 BY EACH REPORTING PERSON WITH

7.   Sole Voting Power
     3,882,600

8.   Shared Voting Power

9.   Sole Dispositive Power
     3,882,600

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,882,600 shares

12.  Check  Box  if  the  Aggregate Amount in Row  (11)  Excludes
     Certain Shares *
     N/A

13.  Percent of Class Represented by Amount in Row (11)
     25%

14.  Type of Reporting Person *
     IN

             * SEE INSTRUCTIONS BEFORE FILLING OUT!

               ATTACHMENT TO SCHEDULE 13D

Item 1.   Security and Issuer.

     This Schedule 13D relates to shares of the common stock (the "Common Stock") of Boatracs, Inc., a California corporation, (the "Company") whose principal executive offices are located at 6440 Lusk Boulevard, Suite D201, San Diego, California 92121.


Item 2.   Identity and Background.

     (a) The person filing this Schedule 13D is Jon Gilbert.

     (b) - (c) Mr. Gilbert's principal occupation is serving as the
President and Chief Executive Officer of the Company.   Mr. Gilbert
also serves as a Director of the Company. The Company's principal business is the distribution in the marine market of a satellite-based communications and tracking system, and its address is 6440 Lusk Boulevard, Suite D 201, San Diego, California 92121.

     (d) Mr. Gilbert has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Gilbert was not a party, during the last five years, to any civil proceeding of a juducial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.    Source and Amount of Funds and Other Consideration.

     Mr. Gilbert obtained 2,900,000 shares from Boatracs, Inc.
in accordance with the terms of a Restricted Stock Purchase Agreement dated October 15, 1997 pursuant to which Mr. Gilbert paid $389,085 in cash and entered into a full recourse Promissory Note in the principal amount of $1,930,915.33. The shares are subject to a Pledge Agreement.

     In addition, Mr. Gilbert obtained 700,000 shares from Mr. Michael Silverman pursuant to a Stock Purchase Agreement dated October 15, 1997, paying $140,000 in cash and entering into a Promissory Note in the principal amount of $560,000. The shares are subject to a Pledge Agreement.

                                                 Page 4 of 6
Item 4.    Purpose of Transaction.

     Mr. Gilbert was appointed as President and Chief Executive
Officer of Boatracs, Inc. by the Board of Directors on October 2, 1997. Mr. Gilbert was also appointed to the Board of Directors.

     Except as disclosed in or otherwise contemplated by this
Schedule 13D, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g) (4) of the Act; or

     (j)  any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the number and percentage of the class of securities identified pursuant to Item 1 above held by the reporting person is as follows:

Shareholder             No. of Shares           Percentage of Class
Jon Gilbert             3,882,600                    25%


     (b) The reporting person has the sole power to vote and the sole power to dispose of all of such shares.

     (c) The reporting person effected the following transactions within the last 60 days:

                  Number of      Price       How Transaction
     Date          Shares      per Share       was Effected

     9/97          92,600        $1.62        Private Purchase
    10/97       2,900,000         $.80        Private Purchase
    10/97         700,000        $1.00        Private Purchase


     (d)  Not applicable.

     (e)  Not applicable.


Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

     The 2,900,000 shares purchased by the reporting person are subject to a Pledge Agreement and a 30 month vesting schedule as set forth in the Restricted Stock Agreement. Transfer of such shares is restricted by the terms of the Restricted Stock Agreement and are subject to right of first refusal by Boatracs, Inc.

     The 700,000 shares purchased by the reporting person from Mr. Silverman are subject to a Pledge Agreement and also subject to right of first refusal by Mr. Silverman for a period of 30 months.


Item 7.    Material to be Filed as Exhibits.

I)   Restricted Stock Purchase Agreement between Jon Gilbert and
     Boatracs Inc. dated October 15, 1997.

II)  Pledge Agreement between Jon Gilbert and Boatracs, Inc.
     dated October 15, 1997.

III) Stock Purchase Agreement between Jon Gilbert and Michael
     Silverman dated October 15, 1997.

(IV) Pledge Agreement between Jon Gilbert and Michael Silverman dated October 15, 1997.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 23, 1997



/S/ JON GILBERT
    Jon Gilbert

EXHIBIT I

              RESTRICTED STOCK PURCHASE AGREEMENT


          This RESTRICTED STOCK PURCHASE AGREEMENT (this
"Agreement"), dated as of October 15, 1997, is made by and between Boatracs, Inc., a California corporation ("Company"), and Jon Gilbert ("Executive"), with reference to the following facts:

     A.   Company has appointed Executive as the Chief Executive
Officer of the Company.

     B. Company desires to grant to Executive the ability to purchase and own up to 2,900,000 shares of Company's common stock on the terms and conditions hereafter set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

     1.   Restricted Stock.

          (a) Purchase of Restricted Stock. In consideration of Executive's current and future services during employment with Company, Company irrevocably agrees to sell, and Executive irrevocably agrees to purchase, on the date of this Agreement at a purchase price of eighty cents ($0.80) per share, a total of 2,900,000 shares (the "Restricted Shares") of the Company's common stock, no par value (the "Common Stock"), upon the terms and conditions set forth in this Agreement, for a total purchase price of two million three hundred twenty thousand dollars ($2,320,000) (the "Total Purchase Price").

          (b) Consideration to Company. In consideration of the execution of this Agreement by Company, Executive agrees to render faithful and efficient services to Company. Nothing in this Agreement shall confer upon Executive any right to continue in the employ of Company or shall interfere with or restrict in any way the rights of Executive to resign at any time or the rights of the Company to discharge Executive at any time for any reason whatsoever, with or without cause, in any employment agreement between the Company and Executive.

          (c) Payment of Total Purchase Price. The payment of the Total Purchase Price shall be made on the date hereof and shall be paid as follows:

               (i) Executive shall pay to Company by personal check an amount equal to three hundred eighty six thousand six hundred sixty-eight dollars and no cents ($386,668.00), which amount represents payment in full for four hundred eighty-three thousand three hundred thirty-five (483,335) Restricted Shares (the "Paid Restricted Shares"), which shall be fully paid and nonassessable and not subject to the Company's repurchase obligation described herein below;

               (ii) Executive shall pay to Company by personal check an amount equal to two thousand four hundred sixteen dollars and sixty-seven cents ($2,416.67), which amount represents payment of one one-thousandth of one cent ($0.001) per share for two million four hundred sixteen thousand six hundred sixty-five (2,416,665) Restricted Shares;

               (iii) Executive shall execute and deliver to Company a full recourse promissory note (the "Promissory Note"), substantially in the form of the attached Exhibit A, with respect to the balance of the Total Purchase Price, in an original principal amount of one million nine hundred thirty thousand nine hundred fifteen dollars and thirty-three cents ($1,930,915.33). The Promissory Note shall be secured by a security interest in the unvested Restricted Shares pursuant to a Pledge Agreement, substantially in the form of Exhibit B hereto, as the same may be amended, modified and supplemented from time to time (the "Pledge Agreement"); and

               (iv) Executive shall pay to Company by personal check an amount equal to the amounts which, under federal, state, or local tax law, Company is required to withhold upon the purchase of Restricted Shares pursuant to this Agreement.

          (d) Issuance of Stock Certificates. Upon execution of this Agreement and payment of the Total Purchase Price for the Restricted Shares as described above, the Company shall issue and deliver to Executive one or more certificates representing the Paid Restricted Shares. The Company shall also issue to Executive one or more additional certificates representing the Unvested Shares (as hereinafter defined), which certificates shall immediately be delivered to and held by the Company as collateral pursuant to the Pledge Agreement and shall be released to Executive as provided therein. All certificates shall bear the legend described in Section 2 below.

      2.  Investment Representation, Warranties and
Acknowledgements of Executive. Executive represents and warrants to Company as follows:

          (a) That Executive is acquiring the Restricted Shares for investment and for his own account and not with a present view to, or for sale or any disposition in connection with, any distribution or other transfer thereof, nor with any present intention of selling or otherwise transferring the Restricted Shares.

          (b) That Executive has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of his investment hereunder, and that he understands and has taken cognizance of all of the risk factors related thereto.

          (c) That Executive's financial condition is such that he can afford to bear the economic risk of holding the unregistered Restricted Shares for an indefinite period of time and suffer a complete loss of his investment hereunder.

          (d)  That Executive has been given adequate
opportunities (i) to obtain any additional information and documents relating to his investment in the Restricted Shares and
(ii) to ask questions and receive answers about such documents, the Company and its business and prospects; and that these opportunities have provided the Executive with all additional information necessary or desirable to an evaluation of the merits and risks related to his investment hereunder.

          (e)  Executive acknowledges the following:

               (i) That the Restricted Shares have not been registered under the Securities Act or under the securities laws of any state and that the Company is under no obligation to register any of the Restricted Shares except as provided herein.

               (ii) That the certificates representing the Unvested Shares shall be held by the Company as collateral for the Promissory Note and only certificates representing
     Vested Shares shall be delivered to the Executive.

               (iii)     That the certificates representing any
     of the Restricted Shares shall bear a legend in substantially the following form:

                         "THE SHARES REPRESENTED BY THIS
               CERTIFICATE MAY NOT BE TRANSFERRED, SOLD,
               ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE
               DISPOSED OF UNLESS SUCH TRANSFER, SALE,
               ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER
               DISPOSITION COMPLIES WITH THE PROVISIONS OF A RESTRICTED STOCK PURCHASE AGREEMENT DATED AS OF OCTOBER 15, 1997 (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). IF TRANSFER IS PERMITTED BY THE TERMS OF SUCH AGREEMENT, NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR (B) IF THE COMPANY HAS BEEN FURNISHED WITH A SATISFACTORY OPINION OF COUNSEL FOR THE HOLDER THAT SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION IS (1) AN EXEMPT TRANSACTION UNDER THE ACT OR THE RULES AND REGULATIONS IN EFFECT THEREUNDER AND (2) AN EXEMPT TRANSACTION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE."

          (f) That this Agreement and Executive's employment agreement with the Company will not cause or require Executive to breach any obligation to, or agreement with, any other party.

      3.  Vesting of Rights to Restricted Shares.

          (a) Definitions. For purposes of this Agreement, the following terms shall have the meanings provided:

               (i) "Cause" means (A) the conviction of a felony or a crime involving moral turpitude or fraud; (B) substantial and repeated failure to perform duties as reasonably directed by the Board of Directors of the Company; or (C) gross negligence or wilful misconduct which brings the Company into substantial public disgrace or disrepute.

               (ii) "Good Reason" means the occurrence of any of the following events without Executive's express written consent: (A) any material adverse change in Executive's title of Chief Executive Officer, authorities or responsibilities which were in effect immediately prior to such change; (B) a reduction by the Company in the base compensation paid to Executive; (C) the failure by the Company to provide to Executive compensation and benefits (including without limitation, incentive, bonus and other compensation plans and any vacation, medical, hospitalization, life insurance, dental or disability benefit plan), on similar terms and conditions which are made available to other senior managerial employees of the Company; or (D) any material breach of this Agreement by the Company which has not been cured within seven (7) days after notice of such breach has been delivered by Executive to the Company.

               (iii)     "Permanent Disability" means the
     inability of Executive to reasonably perform his duties and responsibilities for a period of six (6) consecutive months due to a medical or mental disability.

               (iv) "Unvested Shares" means any Restricted Shares which are not Vested Shares.

               (v) "Vested Shares" means, as of any date, any Restricted Shares which have vested on or prior to such date pursuant to the provisions of Section 3(b).

          (b) Vesting. The Unvested Shares shall vest in accordance with the following provisions (the "Vesting
Schedule"):

               (i)  On the date of this Agreement and upon
     payment therefor as described in Section 1(c)(i), the Paid
     Restricted Shares shall become Vested Shares;

               (ii) on the date which is six (6) months after the date of this Agreement and upon payment of the first
     Installment (as defined in the Promissory Note), an additional four hundred eighty-three thousand three hundred thirty-three (483,333) Unvested Shares shall become Vested
     Shares;

               (iii) on the date which is twelve (12) months after the date of this Agreement and upon payment of the second Installment (as defined in the Promissory Note), an additional four hundred eighty-three thousand three hundred thirty-three (483,333) Unvested Shares shall become Vested Shares;

               (iv) on the date which is eighteen (18) months after the date of this Agreement and upon payment of the third Installment (as defined in the Promissory Note), an additional four hundred eighty-three thousand three hundred thirty-three (483,333) Unvested Shares shall become Vested Shares;

               (v) on the date which is twenty-four (24) months after the date of this Agreement and upon payment of the fourth Installment (as defined in the Promissory Note), an additional four hundred eighty-three thousand three hundred thirty-three (483,333) Unvested Shares shall become Vested Shares; and

               (vi) on the date which is thirty (30) months after the date of this Agreement and upon payment of the fifth Installment (as defined in the Promissory Note), the remaining four hundred eighty-three thousand three hundred thirty-three (483,333) Unvested Shares shall become Vested Shares.

          (c) Employment Termination: Option to Repurchase. In the event Executive's employment with the Company is terminated
(i) by the Company for Cause; or (ii) due to Executive's voluntary resignation without Good Reason; the Company shall have the option (the "Company Option") to repurchase all Unvested Shares from Executive, which option must be exercised within thirty (30) days of the date of such employment termination. In the event the Company elects to exercise the Company Option, the repurchase price for the Unvested Shares shall be equal to the outstanding principal balance and all accrued but unpaid interest under the Promissory Note as of the date of exercise of the Company Option, which shall be paid though the cancellation of the Promissory Note and a deemed satisfaction of all amounts due thereunder, including without limitation outstanding principal and all accrued interest. In the event the Company does not exercise the Company Option as provided herein, the Unvested Shares shall continue to vest in Executive in accordance with the vesting schedule set forth in Section 3(b) above.

          (d) Employment Termination: Executive's Option. In the event Executive's employment with the Company is terminated
(i) by the Company without Cause; (ii) by Executive for Good Reason; (iii) due to Executive's death; or (iv) by the Company due to Executive's Permanent Disability, Executive shall have the option (the "Executive Option"), exercisable at any time within ninety (90) days after such termination of employment (the "Executive Option Period"), to accelerate the vesting of all Unvested Shares by paying all outstanding principal under the Promissory Note and the accrued but unpaid interest thereon, calculated to the date the Executive Option is exercised; provided, however, that in the event of any termination of employment due to Executive's death or Permanent Disability, the Executive Option shall only be exercisable if (x) the per share fair market value of the Common Stock is greater than or equal to three dollars ($3.00) per share and (y) such termination of employment occurs one (1) year or more after the date of this Agreement (the foregoing conditions are collectively referred to as the "Threshold Conditions"). Upon the payment of all principal and interest under the Promissory Note in accordance with the previous sentence, all remaining Unvested Shares shall become Vested Shares. In the event that the Executive Option is not exercised within the Executive Option Period, or upon written notice from Executive that Executive will not exercise the Executive Option (the "Executive Notice"), whichever occurs first, the Company shall have the obligation to repurchase all Unvested Shares as described in Section 4 below.

     4. Obligation to Repurchase Unvested Shares. (i) In the event of any termination of Executive's employment with the Company due to Executive's death or Permanent Disability and the Threshold Conditions have not been met as of the date of such employment termination, or (ii) in the event the Executive Option is not exercised by Executive within the Executive Option Period, Company shall have the obligation ("Repurchase Obligation"), to repurchase all of the Unvested Shares from Executive. The Repurchase Obligation shall become effective (the "Repurchase Obligation Effective Date") immediately upon the earlier of (i) any termination of Executive's employment with the Company described in Section 3(d) above, (ii) receipt of the Executive Notice, or (iii) Executive's non-exercise of the Executive Option within the Executive Option Period. The repurchase price for the Unvested Shares shall be equal to the outstanding principal balance and all accrued but unpaid interest under the Promissory Note as of the Repurchase Obligation Effective Date, which shall be paid though the cancellation of the Promissory Note and a deemed satisfaction of all amounts due thereunder, including without limitation outstanding principal and all accrued interest.

     5. Acceleration of Vesting. Anything to the contrary herein notwithstanding, upon the occurrence of any (i) merger or consolidation involving the Company whereby the Company is not the surviving entity; (ii) sale of all or substantially all of the assets of the Company or 50% or more of the Company's then outstanding voting securities; or (iii) the liquidation or dissolution of the Company (collectively, "Acceleration Event"); at Executive's option all Unvested Shares shall become Vested Shares and all amounts due under the Promissory Note shall become due and payable as of the date of the closing of the Acceleration Event.

     6. Rights as to Unvested Shares. Effective as of the date of this Agreement, Executive shall have full rights of ownership with respect to all of the Restricted Shares, except as expressly limited by the terms of the Pledge Agreement. Such rights shall include without limitation (i) voting rights on all matters which the holders of Common Stock are entitled to vote thereon, and
(ii) rights to receive dividends and all distributions of any type or description made with respect to Common Stock.

     7.   Registration Rights.

          (a) Definitions. For purposes of this Agreement, the following terms shall have the meanings provided:

               (i) "Registrable Securities" means all Vested Shares held by Executive and all other shares of the Company's Common Stock held by Executive which are not subject to a repurchase right or option held by a third party.

               (ii) "SEC" means the Securities and Exchange
     Commission.

               (iii)     "Securities Act" means the Securities
     Act of 1933, as amended from time to time.

          (b) Demand Registrations. At any time subsequent to the first anniversary of the date of this Agreement, Executive shall have the right to make a written request to the Company for registration under and in accordance with the provisions of the Securities Act of all or part of the Registrable Securities held by Executive (a "Demand Registration"). Such written request shall specify the aggregate amount of Registrable Securities to be registered and shall also specify the intended method or methods of disposition thereof. Within one hundred eighty (180) days of receipt of such written request, the Company shall make a registration under this Section 6 on such appropriate registration form of the SEC (x) as shall be selected by the Company and as shall be reasonably acceptable to Executive, and
(y) as shall permit the disposition of such Registrable Securities in accordance with the intended method or methods of disposition specified in the written request for such registration. Executive shall have the right to make up to and including two (2) Demand Registrations.

               (i) Expenses. The Company will pay any and all costs, fees and expenses relating or incident to the performance of the Company's obligations pursuant to Demand Registrations; provided, however, that any underwriters commission or discount shall be borne pro-rata by all holders of securities being registered under such Demand Registration.

               (ii) Effective Registration Statement.  The
     Company shall be deemed to have effected a Demand Registration if the registration statement relating to such Demand Registration is declared effective by the SEC; provided, however, that no Demand Registration shall be deemed to have been effected if (x) such registration, after it has become effective, is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court by reason of an act or omission by the Company or (y) the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied because of an act or omission by the Company.

          (c) Piggyback Registrations. If, at any time, the Company determines to register, whether for its own account or pursuant to a request by any third party, any of its equity securities (including securities convertible into equity securities), other than a registration on Form S-4 or S-8 or any successor form to such Forms, for its own account or for the account of others under the Securities Act, the Company shall, at each such time, promptly give Executive written notice of such determination (the "Initial Notice") and Executive shall be entitled to include in such registration statement the Registrable Securities held by Executive ("Piggyback Registration"). The Company shall include in such registration statement such shares of Registrable Securities for which the Company has received written requests to register such shares within 15 days after the date of the Initial Notice. If the total amount of securities that are to be included by either the Company for its own account or any other person who is entitled to include securities held by such person in the proposed registration, exceeds the amount of securities that the underwriters reasonably believe compatible with the success of the offering, then the Company will include in such registration only the number of securities which in the opinion of such underwriters can be sold, selected from the securities to be registered by the Company and the securities requested to be included by Executive and all other persons holding securities to be registered pro rata based on the number of securities which each of them proposes to register. The Company will pay all any and all costs, fees and expenses relating or incident to the performance of the Company's obligations pursuant to Piggyback Registrations; provided, however, that any underwriters commission or discount shall be borne pro-rata by all holders of securities being registered under such Piggyback Registration.

     8. Restrictions on Transfer. Executive acknowledges and agrees that any transfer of the Restricted Shares by Executive shall comply with the requirements of the Securities Act of 1933, as amended, and the terms and conditions of this Agreement.

     9. Right of First Refusal. If, at any time prior to April 13, 2000, Executive desires to sell and transfer any Restricted Shares to any person other than (i) any trust or custodianship, the beneficiaries of which include only Executive, his spouse, or his lineal descendants, provided that Executive shall exercise control over such trust or custodial arrangement; (ii) a corporation or limited liability company or other entity under the sole control of Executive; (iii) the Company pursuant to the terms of this Agreement; or (iv) pursuant to the laws of devise and descent; and further provided in each case that the transferee acknowledges and agrees to be bound by the terms of this Agreement, Executive shall give notice of such sale and transfer (the "Transfer Notice") to the Company. The Transfer Notice shall state the terms and conditions of such transaction, including the name of the prospective purchaser, the number of shares of such Restricted Shares to be transferred (the "Offered Shares"), the proposed purchase price for the Offered Shares (the "Offer Price"), payment terms and the type of disposition. The Transfer Notice shall further state that the Company has the option to acquire, in accordance with the provisions of this Agreement, any of the Offered Shares in accordance with the terms and conditions set forth in the Transfer Notice, except that (x) the Company may not purchase any of such Offered Shares unless the Company purchases all of such Offered Shares, and (y) the Company shall be extended the benefits of any credit terms contained in the Transfer Notice provided that the Company has substantially the same credit rating as the offeror or the Company posts security reasonably acceptable to Executive. The Company shall have a period of fifteen (15) business days after receipt of the Transfer Notice (the "Option Period") in which to close the purchase of Offered Shares and pay the Offer Price. In the event the Company elects not to exercise the foregoing option or if the closing does not take place within the Option Period, Executive may sell and transfer such Restricted Shares pursuant to the terms of the Transfer Notice; provided, however, that the closing of such sale and transfer must occur within sixty (60) days of the date of the Transfer Notice. In the event such closing does not occur within said period, the Offered Shares must be re-offered to the Company in the manner described above.

     10. Notices. Any notice to be given under the terms of this Agreement to Company shall be addressed to the Secretary of the Company at 6440 Lusk Blvd., Suite D-201, San Diego, California 92121, and any notice to be given to Executive shall be addressed to him at the address given beneath his signature hereto. By a notice given pursuant to this Section, either party may hereafter designate a different address for notices to be given to him. Any notice shall be deemed duly given: at the time delivered by hand, if personally delivered; 3 business days after being deposited in the United States mail, first class postage prepaid, if mailed; when receipt acknowledged by addressee, if by facsimile transmission; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery.

     11. Covenant Regarding 83(b) Election. Executive hereby covenants and agrees that he will make an election provided pursuant to Treasury Regulation 1.83-2 with respect to the purchase of Restricted Shares hereunder; and Executive further covenants and agrees that Executive will furnish Company with copies of the forms of election Executive files with the Internal Revenue Service within 30 days after the date of such purchase. For purposes of such election and any tax returns filed by the Company or Executive relating thereto, Company and Executive agree that the fair market value of the Restricted Shares on the date of this Agreement is eighty cents ($0.80) per share.

     12. Waiver. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing by the party against whom enforcement is sought. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

     13. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under applicable law, but if any provision of this Agreement is found to be prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     14. Entire Agreement. This Agreement, the Promissory Note and the Pledge Agreement constitute the entire agreement between the parties hereto and supersedes all prior agreement, understandings and arrangements, oral or written between the parties hereto with respect to the subject matter hereof.

     15. Governing Law. This Agreement shall be governed by and interpreted in accordance with the internal laws, excluding conflicts and choice of laws, of the State of California.

     16. Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

     17. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     18. Captions and Section Headings. Captions and section headings used herein are for convenience only, are not a part hereof and shall not be used in construing this Agreement.

          IN WITNESS WHEREOF, this Restricted Stock Purchase
Agreement has been executed and delivered by the parties hereto as of the date first written above.


     Company:             BOATRACS, INC.
                          a California corporation


                         By:    /S/MICHAEL SILVERMAN
                              Name:  Michael Silverman
                              Title: Chairman

     Executive:          Signature:  /S/ JON GILBERT

                              Name:     Jon Gilbert

                              Address:  2572 Calle del Oro
                                        La Jolla, CA 92037

EXHIBIT II

                        PLEDGE AGREEMENT



     This PLEDGE AGREEMENT ("Agreement") is entered into effective as of October 15, 1997 ("Effective Date") by and between Jon Gilbert ("Pledgor") and Boatracs, Inc., a California corporation ("Pledgee"), with reference to the following facts.

     A. The Pledgor and the Pledgee have entered into a Restricted Stock Purchase Agreement of even date herewith (the "Stock Purchase Agreement") whereby the Pledgee has agreed to issue and sell certain shares of its Common Stock (the "Stock") to the Pledgor.

     B. In partial payment of the purchase price of the Stock, the Pledgor is delivering to the Pledgee the Pledgor's Promissory
Note of even date herewith (the "Note").

     C. The Pledgor wishes to grant further security and assurance to the Pledgee in order to secure the payment of the principal and interest on the Note and to that effect to pledge to the Pledgee the Stock to be acquired by him pursuant the Stock
Purchase Agreement as described herein.

          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy are hereby acknowledged, the parties hereto agree as follows:

     1. Creation of Security Interest. As security for the payment of the principal of and interest on the Note, and further in order to secure the Pledgor's obligations under the Stock Purchase Agreement, the Note and this Pledge Agreement, the Pledgor hereby grants to the Pledgee a security interest in all of the Pledgor's right, title and interest in and to the Collateral (as defined in Section 2) and hereby delivers, pledges and assigns the Collateral to the Pledgee.

     2. Collateral. The Collateral under this Pledge Agreement is:

          (a) The Unvested Shares, as such term is defined in the Stock Purchase Agreement, as of the Effective Date;

          (b) All securities, certificates and instruments representing or evidencing ownership of the Collateral hereunder, and all proceeds and products of any Collateral hereunder, including, without limitation, stock, cash, property or other dividends, securities, rights and other property now or hereafter at any time or from time to time received, receivable or otherwise distributed or distributable in respect of or in exchange for any or all of such Collateral; provided, however, that any cash distribution shall be applied in accordance with
Section 5; and

          (c) Any substituted or additional Collateral required to be supplied under the terms of this Pledge Agreement.

     3. Release of Collateral. The Pledgee hereby agrees that any shares of Stock pledged as Collateral which become Vested Shares under and pursuant to the provisions of the Stock Purchase Agreement shall be automatically released from the security interest created in this Agreement unless as of the date of such release an Event of Default (as defined in the Note) shall have occurred and is continuing. The Pledgee also agrees to promptly deliver to the Pledgor a certificate or certificates representing the Stock so released, which certificate or certificates shall bear only the legend described in Section 2(e)(iii) of the Stock Purchase Agreement.

     4.   Covenants of Pledgor.  The Pledgor covenants that:

               (a) The Pledgor will deliver to the Pledgee each item of Collateral hereunder immediately upon the Pledgor's acquisition thereof, and will defend the Collateral against all claims and demands of all persons claiming the same or any interest therein;

               (b) The Pledgor will, promptly upon request by the Pledgee, procure or execute and deliver any documents, deliver to the Pledgee any instruments, give any notices, execute any proxies, execute and file any financing statements or other documents, all in form satisfactory to the Pledgee, and take any other actions which are necessary or, in the judgment of the Pledgee, desirable to perfect or continue the perfection and first priority of the Pledgee's security interest in the Collateral, to protect the Collateral against the rights, claims or interests of third persons or to effect the purposes of this Pledge Agreement, and will pay all costs incurred in connection therewith.

               (c)  The Pledgor will not, without the prior
     written consent of the Pledgee, in any way hypothecate or create or permit to exist any lien, security interest or encumbrance on or other interest in the Collateral except that created by this Pledge Agreement, nor will the Pledgor sell, transfer, assign, exchange or otherwise dispose of the Collateral or any interest therein. If any Collateral, or any interest therein, is sold, transferred, assigned, exchanged or otherwise disposed of in violation of these provisions, the security interest of the Pledgee shall continue in such Collateral or part thereof notwithstanding such sale, transfer, assignment, exchange or other disposition, and the Pledgor will hold the proceeds thereof in a separate account for the Pledgee's benefit. The Pledgor will, at the Pledgee's request, transfer such proceeds to the Pledgee in kind.

               (d) The Pledgor will pay and discharge all taxes, assessments and governmental charges or levies against the Collateral prior to the delinquency thereof and will keep the Collateral free of all unpaid charges whatsoever.

               (e) If, while this Pledge Agreement is in effect, any stock dividend, stock split, reclassification, readjustment, reorganization, merger, consolidation or other change in the capital structure, including the creation of any subscription or other rights or other Collateral, is made or declared, or proposed to be made or declared, by the Pledgee or any issuer of the Collateral, all substituted and additional securities issued with respect to the Collateral and received by Pledgor shall be endorsed in blank by the Pledgor promptly upon receipt thereof or otherwise appropriately transferred to the Pledgee in negotiable form, and all certificates and instruments evidencing such securities shall be delivered to the Pledgee to be held under the terms of this Pledge Agreement in the same manner as and as a part of the Collateral.

     5. Cash Distributions. So long as no Event of Default (as defined in the Note), and no condition or event which with notice or lapse of time, or both, would constitute an Event of Default, shall have occurred or exist under this Pledge Agreement, the Pledgor shall be entitled to receive all cash dividends and distributions with respect to the Collateral. Upon the occurrence of an Event of Default or any condition or event which with notice or lapse of time, or both, would constitute an Event of Default, the Pledgee shall thereafter apply all cash dividends and distributions against the indebtedness secured hereunder.

     6. Defaults. The occurrence of any one or more of the following events or conditions effecting the Pledgor shall constitute a default under this Pledge Agreement:

          (a) The Pledgor fails to pay any indebtedness, perform any obligation required to be performed by him, or discharge any liability to the Pledgee in accordance with the terms upon which such indebtedness, obligation or liability was incurred or created.

          (b) Any lien (other than for property taxes which are not delinquent) or encumbrance other than that created by this Pledge Agreement is placed on or any levy is made on the Collateral or the Collateral or any portion thereof is seized or attached pursuant to legal process, unless such lien, encumbrance, levy, seizure or attachment is removed or released within thirty (30) days from the time such lien or encumbrance was placed thereon or such levy, seizure or attachment was effected.

     7. Remedies. Upon the occurrence of a default hereunder, the Pledgee may, at its option, without notice to or demand upon the Pledgor, do any one or more of the following:

          (a) Declare all advances made by the Pledgee to the Pledgor hereunder and all other indebtedness of the Pledgor to the Pledgee to be immediately due and payable, whereupon all unpaid principal and interest on said advances and all other indebtedness shall become and be immediately due and payable.

          (b) Take possession of all items of Collateral hereunder not then in its possession.

          (c) Exercise any or all of the rights and remedies provided for by the applicable Uniform Commercial Code.

Neither failure nor delay on the part of the Pledgee to exercise any right, remedy, power or privilege provided for herein or by statute or at law or in equity shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

     8.   Pledgor's Obligations Not Affected.  The obligations of
the Pledgor under this Pledge Agreement shall remain in full force and effect without regard to, and shall not be impaired or affected by:

          (a) Any subordination, amendment or modification of or addition or supplement to the Stock Purchase Agreement or the Note, or any assignment or transfer of either thereof;

          (b) Any exercise or non-exercise by the Pledgee of any right, remedy, power or privilege under or in respect of this Agreement, the Stock Purchase Agreement or the Note, or any waiver of any such right, remedy, power or privilege;

          (c) Any waiver, consent, extension, indulgence or other action or inaction in respect of this Agreement, the Stock Purchase Agreement or the Note; or

          (d) Any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of the Pledgee or its successor whether or not the Pledgor shall have notice or knowledge of any of the foregoing.

     9. Transfer by Pledgor. The Pledgor shall not sell, assign, transfer or otherwise dispose of, grant any option with respect to, or mortgage, pledge or otherwise encumber the Collateral or any interest therein except as provided in the Stock Purchase Agreement. If the Pledgor shall transfer any shares of the Stock in accordance with the Stock Purchase Agreement, the Collateral shall remain subject to the terms of this Agreement.

     10. Attorney-In-Fact. The Pledgee or its successors is hereby appointed the attorney-in-fact of the Pledgor for the purpose of carrying out the provisions of this Pledge Agreement, collecting any Collateral, conveying any item of Collateral to any purchaser thereof and taking any action and executing any instrument which the Pledgee reasonably may deem necessary or advisable to accomplish the purposes hereof, including without limitation the execution of any applications or other instruments necessary for the disposition of the Collateral. The appointment of the Pledgee as the Pledgor's attorney-in-fact is irrevocable as one coupled with an interest.

     11. Termination. Upon payment in full of the principal of and interest on the Note, this Agreement shall terminate and the Pledgor shall be entitled to the return of such of the Collateral as has not theretofore been released or otherwise applied pursuant to the provisions of this Agreement.

     12. Notices. All notices or other communications required or permitted to be given hereunder shall be made or delivered as provided in the Stock Purchase Agreement.

     13. Waiver. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing by the party against whom enforcement is sought. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

     14. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under applicable law, but if any provision of this Agreement is found to be prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     15. Entire Agreement. This Agreement, the Promissory Note and the Stock Purchase Agreement constitute the entire agreement between the parties hereto and supersedes all prior agreement, understandings and arrangements, oral or written between the parties hereto with respect to the subject matter hereof.

     16. Governing Law. This Agreement shall be governed by and interpreted in accordance with the internal laws, excluding conflicts and choice of laws, of the State of California.

     17. Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

     18. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     19. Captions and Section Headings. Captions and section headings used herein are for convenience only, are not a part hereof and shall not be used in construing this Agreement.

    [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

          IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be executed and delivered as of the date set forth above.


     Pledgor:            BOATRACS, INC.
                         a California corporation


                         By:  /S/ MICHAEL SILVERMAN
                         Name: Michael Silverman
                         Title: Chairman



     Pledgee:            /S/ JON GILBERT
                             Jon Gilbert

EXHIBIT III

                    STOCK PURCHASE AGREEMENT


          This STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of October 15, 1997, is made by and between Michael Silverman
("Seller") and Jon Gilbert ("Buyer"), with reference to the following facts:

     A. Seller is a shareholder of Boatracs, Inc., a California corporation (the "Company"). Buyer has been offered employment with the Company as its Chief Executive Officer and Buyer will be entering into a Restricted Stock Purchase Agreement with the Company, of even date herewith (the "Company Stock Purchase Agreement").

     B. Buyer desires to purchase from Seller, and Seller desires to sell and transfer to Buyer, seven hundred thousand
(700,000) shares of the Company's outstanding Common Stock owned by Seller (the "Shares").

          NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

     1. Purchase and Sale of the Shares. Upon the terms and conditions of this Agreement, Seller hereby sells, transfers and conveys to Buyer, and Buyer hereby purchases and acquires from Seller, the Shares. As total consideration for the transfer of the Shares, Buyer agrees to pay to Seller, and Seller agrees to accept, the sum of seven hundred thousand dollars and no cents ($700,000.00) (the "Purchase Price"). The Purchase Price shall be payable upon the full execution and effectiveness of this Agreement by (i) a personal check in the amount of $140,000.00 and (ii) a promissory note (the "Promissory Note"), substantially in the form of the attached Exhibit A, with respect to the balance of the Purchase Price, in an original principal amount of five hundred sixty thousand and no cents ($560,000.00). The Promissory Note shall be secured by a security interest in five hundred sixty thousand Shares pursuant to a Pledge Agreement, substantially in the form of Exhibit B hereto, as the same may be amended, modified and supplemented from time to time (the "Pledge Agreement").

     2.   Condition Precedent.  The effectiveness of this
Agreement is contingent upon the execution and delivery of the Company Stock Purchase Agreement by all parties thereto.

     3.   Representation, Warranties and Acknowledgements of
Buyer.  Buyer represents and warrants to Seller as follows:

          (a) That Buyer is acquiring the Shares for investment and for his own account and not with a present view to, or for sale or any disposition in connection with, any distribution or other transfer thereof, nor with any present intention of selling or otherwise transferring the Shares.

          (b) That Buyer has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of his investment hereunder, and that he understands and has taken cognizance of all of the risk factors related thereto.

          (c) That Buyer's financial condition is such that he can afford to bear the economic risk of holding the unregistered
Shares for an indefinite period of time and suffer a complete loss of his investment hereunder.

          (d)  That Buyer has been given adequate opportunities
(i) to obtain any additional information and documents relating to his investment in the Shares and (ii) to ask questions and receive answers about such documents, the Company and its business and prospects; and that these opportunities have provided Buyer with all additional information necessary or desirable to an evaluation of the merits and risks related to his investment hereunder.

          (e)  Buyer acknowledges the following:

               (i) That the Shares have not been registered under the Securities Act of 1933, as amended, in connection with this transaction and that resales of the Shares may be undertaken only in compliance with Rule 144 under the Securities Act of 1933, as amended and that the Company is under no obligation to register any of the Shares except as provided in the Company Stock Purchase Agreement.

               (ii) That the certificates representing the Shares shall bear a legend in substantially the following form:

                         "THE SHARES REPRESENTED BY THIS
               CERTIFICATE MAY NOT BE TRANSFERRED, SOLD,
               ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE
               DISPOSED OF UNLESS SUCH TRANSFER, SALE,
               ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER
               DISPOSITION COMPLIES WITH THE PROVISIONS OF A STOCK PURCHASE AGREEMENT DATED AS OF OCTOBER 15, 1997. IF TRANSFER IS PERMITTED BY THE TERMS OF SUCH AGREEMENT, NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR (B) IF THE COMPANY HAS BEEN FURNISHED WITH A SATISFACTORY OPINION OF COUNSEL FOR THE HOLDER THAT SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION IS (1) AN EXEMPT TRANSACTION UNDER THE ACT OR THE RULES AND REGULATIONS IN EFFECT THEREUNDER AND (2) AN EXEMPT TRANSACTION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE."

     4. Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows:

          (a) Seller owns the Shares free and clear of all liens, claims, charges, restrictions, equities, taxes and encumbrances of every kind or description (collectively "Encumbrance"). Upon payment in accordance with this Agreement, Buyer will own the Shares free and clear of any Encumbrance created by or relating to Seller, except for Seller's repurchase rights described in Section 5 herein.

          (b) Seller has the full power and authority to enter into this Agreement and perform Seller's obligations hereunder.

     5.   Seller's Repurchase Rights.

          (a) Definitions. For purposes of this Section, the following terms shall have the meanings provided:

               (i) "Cause" means (A) the conviction of a felony or a crime involving moral turpitude or fraud; (B) substantial and repeated failure to perform duties as reasonably directed by the Board of Directors of the Company; or (C) gross negligence or wilful misconduct which brings the Company into substantial public disgrace or disrepute.

               (ii) "Good Reason" means the occurrence of any of the following events without Buyer's express written consent: (A) any material adverse change in Buyer's title of Chief Executive Officer, authorities or responsibilities which were in effect immediately prior to such change; (B) a reduction by the Company in the base compensation paid to Buyer; (C) the failure by the Company to provide to Buyer compensation and benefits (including without limitation, incentive, bonus and other compensation plans and any vacation, medical, hospitalization, life insurance, dental or disability benefit plan), on similar terms and conditions which are made available to other senior managerial employees of the Company; or (D) any material breach of the Company Stock Purchase Agreement by the Company which has not been cured within seven (7) days after notice of such breach has been delivered by Executive to the Company.

               (iii)     "Permanent Disability" means the
     inability of Buyer to reasonably perform his duties and responsibilities for a period of six (6) consecutive months due to a medical or mental disability.

          (b) Termination of Employment. In the event Buyer's employment with the Company is terminated (a "Termination") (i) by the Company for Cause; or (ii) due to Buyer's voluntary resignation without Good Reason, Seller shall have the option (the "Repurchase Option"), exercisable within thirty (30) business days of the date of Termination (the "Exercise Period"), to repurchase the Shares in accordance with the following schedule:

               (i) If the date of the Termination is within eighteen (18) months of the date of this Agreement, the Seller shall have the option to repurchase any or all of the Shares sold to Buyer hereunder at a repurchase price equal to one dollar $1.00 per share. The total repurchase price shall be payable by Seller to Buyer immediately upon exercise of the Repurchase Option, which repurchase price may be offset by the amount of the unpaid balance of the Note, if any, by cancellation the Note. Subject to Section 5(c), in the event the Repurchase Option is not exercised by Seller within the Exercise Period, the Repurchase Option will terminate and be of no further force or effect.

               (ii) If the date of the Termination is greater than or equal to eighteen (18) months after the date of this Agreement but less than thirty (30) months after the date of this Agreement, the Seller shall have the option to repurchase up to and including fifty percent (50%) of the Shares sold to Buyer hereunder at a repurchase price equal to one dollar $1.00 per share. The total repurchase price shall be payable by Seller to Buyer by certified check immediately upon exercise of the Repurchase Option. Subject to Section 5(c), in the event the Repurchase Option is not exercised by Seller within the Exercise Period, the Repurchase Option will terminate and be of no further force or effect.

               (iii)     If the date of the Termination is
     greater than or equal to thirty (30) months after the date of this Agreement, the Seller shall not have any option or right to repurchase any of the Shares.

          (c) Extension of Repurchase Period. In the event (i) the date of Termination is less than thirty (30) months after the date of this Agreement and Seller is entitled to repurchase all or part of the Shares pursuant to the terms of the Repurchase Option and (ii) Buyer has a purchase transaction which is covered by Section 16(b) of the Securities Act of 1934, as amended (a "Section 16(b) Purchase"), which Section 16(b) Purchase is within six (6) months of the date of the Termination which gave rise to the Repurchase Option, then the Seller shall not be entitled to exercise the Repurchase Option and repurchase the Shares (or any part thereof) until the expiration of a period of six (6) months and one (1) day after the date of the Section 16(b) Purchase (the "Waiting Period") and the Exercise Period shall be extended until the end of the Waiting Period.

     6. Accelerated Termination of Repurchase Option. Anything to the contrary herein notwithstanding, upon the occurrence of any (i) merger or consolidation involving the Company whereby the Company is not the surviving entity; (ii) sale of all or substantially all of the assets of the Company or 50% or more of the Company's then outstanding voting securities; or (iii) the liquidation or dissolution of the Company (collectively, "Acceleration Event"); the Repurchase Option shall terminate and be of no further force or effect as of the date of the closing of the Acceleration Event.

     7. Restrictions on Transfer. Buyer acknowledges and agrees that so long as the Shares are subject to the Repurchase Option, the Shares so encumbered may not be transferred, assigned or conveyed to any person or entity except (i) to any trust or custodianship, the beneficiaries of which include only Buyer, his spouse, or his lineal descendants, provided that Buyer shall exercise control over such trust or custodial arrangement; (ii) to a corporation or limited liability company or other entity under the sole control of Buyer; (iii) to the Seller pursuant to the terms of this Agreement; or (iv) pursuant to the laws of devise and descent; and further provided in each case that the transferee acknowledges and agrees to be bound by the terms of this Agreement (in each case, a "Permitted Transferee").

     8. Right of First Refusal. If, at any time prior to April 13, 2000, Buyer desires to sell and transfer any Shares to any person other than a Permitted Transferee, Buyer shall give notice of such sale and transfer (the "Transfer Notice") to the Seller. The Transfer Notice shall state the terms and conditions of such transaction, including the name of the prospective purchaser, the number of such Shares to be transferred (the "Offered Shares"), the proposed purchase price for the Offered Shares (the "Offer Price"), payment terms and the type of disposition. The Transfer Notice shall further state that the Seller has the option to acquire, in accordance with the provisions of this Agreement, any of the Offered Shares for the price and upon the other terms and conditions, except that (i) the Seller may not purchase any of such Offered Shares unless the Seller purchases all of such Offered Shares, and (ii) the Seller shall be extended the benefits of any credit terms contained in the Transfer Notice provided that the Seller has substantially the same credit rating as the offeror or the Seller posts security reasonably acceptable to Buyer. The Seller shall have a period of fifteen (15) business days after receipt of the Transfer Notice (the "Option Period") in which to close the purchase of Offered Shares and pay the Offer Price. In the event the Seller elects not to exercise the foregoing option or if the closing does not take place within the Option Period, Buyer may sell and transfer such Restricted Shares pursuant to the terms of the Transfer Notice; provided, however, that the closing of such sale and transfer must occur within sixty (60) days of the date of the Transfer Notice. In the event such closing does not occur within said period, the Offered Shares must be re-offered to the Seller in the manner described above.

     9. Notices. Any notice to be given under the terms of this Agreement to Seller or Buyer shall be addressed to the address given beneath the respective signature lines hereto. By a notice given pursuant to this Section, either party may hereafter designate a different address for notices to be given to him. Any notice shall be deemed duly given: at the time delivered by hand, if personally delivered; 3 business days after being deposited in the United States mail, first class postage prepaid, if mailed; when receipt acknowledged by addressee, if by facsimile transmission; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery.

     10. Waiver. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing by the party against whom enforcement is sought. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

     11. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under applicable law, but if any provision of this Agreement is found to be prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     12. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreement, understandings and arrangements, oral or written between the parties hereto with respect to the subject matter hereof.

     13. Governing Law. This Agreement shall be governed by and interpreted in accordance with the internal laws, excluding conflicts and choice of laws, of the State of California.

     14. Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

     15. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     16. Captions and Section Headings. Captions and section headings used herein are for convenience only, are not a part hereof and shall not be used in construing this Agreement.


    [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

       IN WITNESS WHEREOF, this Stock Purchase Agreement has been executed and delivered by the parties hereto as of the date first written above.


Seller:                       /S/ MICHAEL SILVERMAN
                              Michael Silverman

                         Address:  6440 Lusk Blvd. Ste D-201
                                   San Diego, CA 92121



Buyer:                        /S/ JON GILBERT
                              Jon Gilbert

                         Address:  2572 Calle Del Oro
                                   La Jolla, CA 92037



                       CONSENT OF SPOUSE


     I, Ilana Silverman, the spouse of Michael Silverman,

have read and understand the attached Stock Purchase

Agreement, and hereby consent to all the terms and conditions therein, including without limitation the sale and transfer of any and all community property or other interest I have or may have in the Shares to the Buyer.





                         /S/ ILANA SILVERMAN
                         Ilana Silverman

EXHIBIT IV

                        PLEDGE AGREEMENT


     This PLEDGE AGREEMENT ("Agreement") is entered into effective as of October 15, 1997 ("Effective Date") by and between Jon Gilbert ("Pledgor") and Michael Silverman
("Pledgee"), with reference to the following facts.

     A. The Pledgor and the Pledgee have entered into a Stock Purchase Agreement of even date herewith (the "Stock Purchase Agreement") whereby the Pledgee has agreed to sell certain shares of the Common Stock of Boatracs, Inc. owned by Pledgee (the "Stock") to the Pledgor.

     B. In partial payment of the purchase price of the Stock, the Pledgor is delivering to the Pledgee the Pledgor's Promissory
Note of even date herewith (the "Note").

     C. The Pledgor wishes to grant further security and assurance to the Pledgee in order to secure the payment of the principal and interest on the Note and to that effect to pledge to the Pledgee the Stock to be acquired by him pursuant the Stock
Purchase Agreement as described herein.

          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy are hereby acknowledged, the parties hereto agree as follows:

     1. Creation of Security Interest. As security for the payment of the principal of and interest on the Note, and further in order to secure the Pledgor's obligations under the Stock Purchase Agreement, the Note and this Pledge Agreement, the Pledgor hereby grants to the Pledgee a security interest in all of the Pledgor's right, title and interest in and to the Collateral (as defined in Section 2) and hereby delivers, pledges and assigns the Collateral to the Pledgee.

     2. Collateral. The Collateral under this Pledge Agreement is:

          (a)  Five Hundred Sixty Thousand (560,000) shares of
Stock;

          (b) All securities, certificates and instruments representing or evidencing ownership of the Collateral hereunder, and all proceeds and products of any Collateral hereunder, including, without limitation, stock, cash, property or other dividends, securities, rights and other property now or hereafter at any time or from time to time received, receivable or otherwise distributed or distributable in respect of or in exchange for any or all of such Collateral; provided, however, that any cash distribution shall be applied in accordance with
Section 5; and

          (c) Any substituted or additional Collateral required to be supplied under the terms of this Pledge Agreement.

     3.   Covenants of Pledgor.  The Pledgor covenants that:

               (a) The Pledgor will deliver to the Pledgee each item of Collateral hereunder immediately upon the Pledgor's acquisition thereof, and will defend the Collateral against all claims and demands of all persons claiming the same or any interest therein;

               (b) The Pledgor will, promptly upon request by the Pledgee, procure or execute and deliver any documents, deliver to the Pledgee any instruments, give any notices, execute any proxies, execute and file any financing statements or other documents, all in form satisfactory to the Pledgee, and take any other actions which are necessary or, in the judgment of the Pledgee, desirable to perfect or continue the perfection and first priority of the Pledgee's security interest in the Collateral, to protect the Collateral against the rights, claims or interests of third persons or to effect the purposes of this Pledge Agreement, and will pay all costs incurred in connection therewith.

               (c)  The Pledgor will not, without the prior
     written consent of the Pledgee, in any way hypothecate or create or permit to exist any lien, security interest or encumbrance on or other interest in the Collateral except that created by this Pledge Agreement, nor will the Pledgor sell, transfer, assign, exchange or otherwise dispose of the Collateral or any interest therein. If any Collateral, or any interest therein, is sold, transferred, assigned, exchanged or otherwise disposed of in violation of these provisions, the security interest of the Pledgee shall continue in such Collateral or part thereof notwithstanding such sale, transfer, assignment, exchange or other disposition, and the Pledgor will hold the proceeds thereof in a separate account for the Pledgee's benefit. The Pledgor will, at the Pledgee's request, transfer such proceeds to the Pledgee in kind.

               (d) The Pledgor will pay and discharge all taxes, assessments and governmental charges or levies against the Collateral prior to the delinquency thereof and will keep the Collateral free of all unpaid charges whatsoever.

               (e) If, while this Pledge Agreement is in effect, any stock dividend, stock split, reclassification, readjustment, reorganization, merger, consolidation or other change in the capital structure, including the creation of any subscription or other rights or other Collateral, is made or declared, or proposed to be made or declared, by the Pledgee or any issuer of the Collateral, all substituted and additional securities issued with respect to the Collateral and received by Pledgor shall be endorsed in blank by the Pledgor promptly upon receipt thereof or otherwise appropriately transferred to the Pledgee in negotiable form, and all certificates and instruments evidencing such securities shall be delivered to the Pledgee to be held under the terms of this Pledge Agreement in the same manner as and as a part of the Collateral.

     4. Cash Distributions. So long as no Event of Default (as defined in the Note), and no condition or event which with notice or lapse of time, or both, would constitute an Event of Default, shall have occurred or exist under this Pledge Agreement, the Pledgor shall be entitled to receive all cash dividends and distributions with respect to the Collateral. Upon the occurrence of an Event of Default or any condition or event which with notice or lapse of time, or both, would constitute an Event of Default, the Pledgee shall thereafter apply all cash dividends and distributions against the indebtedness secured hereunder.

     5. Defaults. The occurrence of any one or more of the following events or conditions effecting the Pledgor shall constitute a default under this Pledge Agreement:

          (a) The Pledgor fails to pay any indebtedness, perform any obligation required to be performed by him, or discharge any liability to the Pledgee in accordance with the terms upon which such indebtedness, obligation or liability was incurred or created.

          (b) Any lien (other than for property taxes which are not delinquent) or encumbrance other than that created by this Pledge Agreement is placed on or any levy is made on the Collateral or the Collateral or any portion thereof is seized or attached pursuant to legal process, unless such lien, encumbrance, levy, seizure or attachment is removed or released within thirty (30) days from the time such lien or encumbrance was placed thereon or such levy, seizure or attachment was effected.

     6. Remedies. Upon the occurrence of a default hereunder, the Pledgee may, at its option, without notice to or demand upon the Pledgor, do any one or more of the following:

          (a) Declare all advances made by the Pledgee to the Pledgor hereunder and all other indebtedness of the Pledgor to the Pledgee to be immediately due and payable, whereupon all unpaid principal and interest on said advances and all other indebtedness shall become and be immediately due and payable.

          (b) Take possession of all items of Collateral hereunder not then in its possession.

          (c) Exercise any or all of the rights and remedies provided for by the applicable Uniform Commercial Code.

Neither failure nor delay on the part of the Pledgee to exercise any right, remedy, power or privilege provided for herein or by statute or at law or in equity shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

     7.   Pledgor's Obligations Not Affected.  The obligations of
the Pledgor under this Pledge Agreement shall remain in full force and effect without regard to, and shall not be impaired or affected by:

          (a) Any subordination, amendment or modification of or addition or supplement to the Stock Purchase Agreement or the Note, or any assignment or transfer of either thereof;

          (b) Any exercise or non-exercise by the Pledgee of any right, remedy, power or privilege under or in respect of this Agreement, the Stock Purchase Agreement or the Note, or any waiver of any such right, remedy, power or privilege;

          (c) Any waiver, consent, extension, indulgence or other action or inaction in respect of this Agreement, the Stock Purchase Agreement or the Note; or

          (d) Any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of the Pledgee or its successor whether or not the Pledgor shall have notice or knowledge of any of the foregoing.

     8. Transfer by Pledgor. The Pledgor shall not sell, assign, transfer or otherwise dispose of, grant any option with respect to, or mortgage, pledge or otherwise encumber the Collateral or any interest therein except as provided in the Stock Purchase Agreement. If the Pledgor shall transfer any shares of the Stock in accordance with the Stock Purchase Agreement, the Collateral shall remain subject to the terms of this Agreement.

     9. Attorney-In-Fact. The Pledgee or its successors is hereby appointed the attorney-in-fact of the Pledgor for the purpose of carrying out the provisions of this Pledge Agreement, collecting any Collateral, conveying any item of Collateral to any purchaser thereof and taking any action and executing any instrument which the Pledgee reasonably may deem necessary or advisable to accomplish the purposes hereof, including without limitation the execution of any applications or other instruments necessary for the disposition of the Collateral. The appointment of the Pledgee as the Pledgor's attorney-in-fact is irrevocable as one coupled with an interest.

     10. Termination. Upon payment in full of the Note, this Agreement shall terminate and the Pledgor shall be entitled to the return of such of the Collateral as has not theretofore been released or otherwise applied pursuant to the provisions of this Agreement.

     11. Notices. All notices or other communications required or permitted to be given hereunder shall be made or delivered as provided in the Stock Purchase Agreement.

     12. Waiver. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing by the party against whom enforcement is sought. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

     13. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under applicable law, but if any provision of this Agreement is found to be prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     14. Entire Agreement. This Agreement, the Promissory Note and the Stock Purchase Agreement constitute the entire agreement between the parties hereto and supersedes all prior agreement, understandings and arrangements, oral or written between the parties hereto with respect to the subject matter hereof.

     15. Governing Law. This Agreement shall be governed by and interpreted in accordance with the internal laws, excluding conflicts and choice of laws, of the State of California.

     16. Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

     17. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     18. Captions and Section Headings. Captions and section headings used herein are for convenience only, are not a part hereof and shall not be used in construing this Agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be executed and delivered as of the date set forth above.

                         Pledgor: /S/ MICHAEL SILVERMAN
                                   Michael Silverman


                         Pledgee: /S/ JON GILBERT
                                   Jon Gilbert